                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                               Sapient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                              ---------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G

CUSIP No. 803062 10 8                                               Page 2 of 12
          -----------

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Jerry A. Greenberg
     ###-##-####

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2.   Check the Appropriate Box if a Member of a Group - Not Applicable

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States of America

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     2,317,563 Shares
--------------------------------------------------------------------------------

6.   Shared Voting Power:

     983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, of which Mr. Greenberg and Mr. Samuel C. Sichko are the co-trustees and over which Mr. Greenberg and Mr. Sichko share voting control.

CUSIP No. 803062 10 8                                              Page 3 of 12
          -----------

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7.   Sole Dispositive Power

     2,317,563 Shares

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8.   Shared Dispositive Power

     1,266,187 shares (Includes 282,579 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996. Mr. Greenberg and Mr. Samuel C. Sichko are the co-trustees of each of these trusts and share dispositive power over the shares held by the trusts.)

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     3,583,750 Shares (Includes 282,579 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
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11.  Percent of Class Represented by Amount in Row 9.

     31.2%
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12.  Type of Reporting Person.

     IN
--------------------------------------------------------------------------------

CUSIP No. 803062 10 8                                              Page 4 of 12
          -----------

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Samuel C. Sichko, Esq.
     ###-##-####

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2.   Check the Appropriate Box if a Member of a Group - Not Applicable

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States of America

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     282,579 Shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, of which Mr. Sichko is a co-trustee and over which Mr. Sichko has sole voting control.

--------------------------------------------------------------------------------

6.   Shared Voting Power:

     983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, of which Mr. Greenberg and Mr. Sichko are the co-trustees and over which Mr. Greenberg and Mr. Sichko share voting control.

--------------------------------------------------------------------------------

CUSIP No. 803062 10 8                                              Page 5 of 12
          -----------

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7.   Sole Dispositive Power

     0 Shares

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8.   Shared Dispositive Power

     1,266,187 shares (Includes 282,579 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996. Mr. Greenberg and Mr. Sichko are the co-trustees of each of these trusts and share dispositive power over the shares held by the trusts.)

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     Mr. Sichko has no pecuniary interest in any of the shares held by either The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 or The Jerry
     A. Greenberg Eight Year Qualified Annuity Trust 1996, and Mr. Sichko disclaims beneficial ownership of all such shares.


--------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     [X]
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11.  Percent of Class Represented by Amount in Row 9.

     0%
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12.  Type of Reporting Person.

     IN
--------------------------------------------------------------------------------

CUSIP No. 803062 10 8                                              Page 6 of 12
          -----------

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
     04-6816850

--------------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Commonwealth of Massachusetts

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     983,608 Shares (voting control over these shares is shared by Mr. Greenberg and Mr. Sichko, the co-trustees of the trust).

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6.   Shared Voting Power:

     0 shares.

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



CUSIP No. 803062 10 8                                              Page 7 of 12
          -----------

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7.   Sole Dispositive Power

     983,608 Shares (dispositive control over these shares is shared by Mr. Greenberg and Mr. Sichko, the co-trustees of the trust).

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8.   Shared Dispositive Power

     0 shares.
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     983,608 shares.

--------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9.

     8.6%
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12.  Type of Reporting Person.

     OO
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


CUSIP No. 803062 10 8                                              Page 8 of 12
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                                  SCHEDULE 13G


Item 1.
     (a)  Name of Issuer:
          --------------

          Sapient Corporation


Item 1.
     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          One Memorial Drive
          Cambridge, Massachusetts 02142


Item 2.
     (a)  Name of Person Filing:
          ---------------------

          Jerry A. Greenberg for himself and on behalf of

          Samuel C. Sichko, Esq. and
          The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996


Item 2.
     (b)  Address of Principal Business Office or, if None, Residence:
          -----------------------------------------------------------

          Jerry A. Greenberg
          c/o Sapient Corporation
          One Memorial Drive
          Cambridge, Massachusetts 02142

          Samuel C. Sichko
          c/o Peckham, Lobel, Casey, Prince & Tye
          585 Commercial Street
          Boston, MA 02109-1024

          The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 receives correspondence c/o Mr. Sichko.

Item 2.
     (c)  Citizenship:
          -----------

          Both Mr. Greenberg and Mr. Sichko are citizens of the United States of America.

          The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.

CUSIP No. 803062 10 8                                              Page 9 of 12
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Item 2.
     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $.01 par value per share

Item 2.
     (e)  CUSIP Number:
          ------------

          803062 10 8

Item 3:

         Not Applicable

Item 4.  Ownership:
         ---------

          (a) Amount Beneficially Owned:

          Mr. Greenberg has or shares voting or investment control over 3,583,750 Shares (Includes 282,579 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996. Mr. Greenberg is a co-trustee of each of these trusts.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

          Mr. Sichko is a co-trustee of each of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and as such has or shares voting or investment control over 1,266,187 shares. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

          The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 983,608 shares.

          (b) Percent of Class:

          Mr. Greenberg has or shares voting or investment control over shares representing 31.2% of the issuer's outstanding common stock.

          Mr. Sichko has or shares voting or investment control over shares representing 11.0% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

          The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 8.6% of the issuer's outstanding common stock.

CUSIP No. 803062 10 8                                             Page 10 of 12
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          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Mr. Greenberg has the sole power to direct the vote of 2,317,563 shares.

                    Mr. Sichko has the sole power to direct the vote of the of 282,579 Shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, of which Mr. Sichko is a co-trustee and over which Mr. Sichko has sole voting control.

               (ii) shared power to vote or to direct the vote:

                    Mr. Greenberg and Mr. Sichko share voting control over the 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, of which Mr. Greenberg and Mr. Sichko are the co-trustees.

               (iii) sole power to dispose or to direct the disposition of:

                    Mr. Greenberg has sole power to dispose of 2,317,563 shares.

                    Mr. Sichko has the sole power to dispose of 0 shares.

               (iv) shared power to dispose or to direct the disposition of:

                    Mr. Greenberg and Mr. Sichko share dispositive power over 1,266,187 shares (Consists of 282,579 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and 983,608 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996. Mr. Greenberg and Mr. Sichko are the co- trustees of each of these trusts.).


Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

          Not Applicable

CUSIP No. 803062 10 8                                             Page 11 of 12
          -----------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         During the terms of the Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and the Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 Mr. Greenberg is the only beneficiary of such trusts.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
         -----------------------------------------------------------------------

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

         Not Applicable


Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not Applicable


Item 10. Certification:
         -------------

         Not Applicable

CUSIP No. 803062 10 8                                             Page 12 of 12
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 13, 1997
                                              ---------------------------------
                                              Date


                                              /s/ Jerry A. Greenberg
                                              ---------------------------------
                                              Jerry A. Greenberg, individually
                                              and as co-trustee of The Jerry A.
                                              Greenberg Three Year Qualified
                                              Annuity Trust 1996 and The Jerry
                                              A. Greenberg Eight Year Qualified
                                              Annuity Trust 1996


                                              February 13, 1997
                                              ---------------------------------
                                              Date


                                              /s/ Samuel C. Sichko
                                              ---------------------------------
                                              Samuel C. Sichko, individually
                                              and as co-trustee of The Jerry A.
                                              Greenberg Three Year Qualified
                                              Annuity Trust 1996 and The Jerry
                                              A. Greenberg Eight Year
                                              Qualified Annuity Trust 1996